IAMGOLD CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD REPORTS 39% INCREASE IN RESERVES AT ESSAKANE BASED ON HEAP LEACH PRE-FEASIBILITY STUDY AND HIGHER GRADE INTERCEPTS, INCREASING FUTURE AVERAGE ANNUAL PRODUCTION TO 480,000 OUNCES

All amounts are in US dollars, unless otherwise indicated.
Numbers in tables may not add due to rounding.

Toronto, Ontario, June 5, 2018 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced positive results from a Pre-feasibility Study ("PFS") for its Essakane Heap Leach Project (the "Project") in Burkina Faso, West Africa. The results, which outline an economically viable project, justify the commencement of a Feasibility Study ("FS") to further optimize the project development design, secure long lead equipment and improve project economics.

PRE-FEASIBILITY HIGHLIGHTS (100% BASIS)

- Probable Reserves increased by 39%, or 1.3 million ounces, to 4.7 million ounces.
- Indicated Resources increased by 19%, or 0.8 million ounces, to 5.1 million ounces.
- Inferred Resources increased by 54%, or 0.2 million ounces, to 0.6 million ounces.
- Mine Life of 8.5 years (2018-2026) with mill throughput of 12.0 million tonnes per annum and heap leach throughput of 10.0 million tonnes per annum (2020-2026).
- Mine life extended by three years from the LOM reported in the 2016 Technical Report, with potential to extend further with the FS and the drilling of prospective satellite prospects near Essakane.
- Average annual production increases by 16% to 480,000 ounces versus previously disclosed plan, once heap leach is operational.
- Peak annual production exceeding 500,000 ounces.
- LOM cash costs of $707/oz and all-in sustaining costs of $946/oz.
- Heap Leach initial capital expenditures of $155 million.

The infill drilling program, conducted to upgrade targeted lower-grade inferred resources in support of the Heap Leach PFS, intersected higher grades than anticipated in several areas. The impact of these results is still being assessed and may provide potential to outline additional zones of higher-grade mineralization for processing at the existing carbon-in-leach ("CIL") plant. The drilling campaign is continuing and the results will be used to complete the delineation of both the lower-grade heap leach and higher-grade CIL mineralization to optimize the development options as part of the recommended FS.

"I applaud the Essakane team," said Steve Letwin, President and CEO of IAMGOLD. "Not only have they introduced a new processing method that allows for economic incremental production, their success at the drill bit has delivered a resource increase far greater than what we expected. While we knew that heap leaching had the potential to unlock additional reserves, we were positively surprised at, and benefited from, intercepting higher grades, which account for more than one-third of the 39% increase. Essakane is pursuing all avenues for enhancing the value of this already high-performing operation, including targeting additional resources from Essakane's large, prospective land package. Stay tuned for an initial resource estimate for the Gossey prospect in the fourth quarter of this year. With these positive results and the future work we have planned, we are targeting a mine life beyond 2030 and AISC below $900 an ounce."

The PFS was completed jointly by IAMGOLD and Kappes, Cassiday & Associates (KCA), with inputs from technical studies completed by other consultants, and has an effective date of June 5, 2018. The PFS

represents a comprehensive study of the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method has been established and an effective method of mineral processing has been determined. IAMGOLD is using the PFS to identify the preferred development option to demonstrate economic viability of the Project, to support Mineral Reserve disclosure, and to identify additional work recommended to support the completion of a FS. Technical studies to support the completion of the FS have commenced, with the study scheduled for completion in the first quarter of 2019. As a result of the newly established reserve estimate, and the intercepted high-grade material at depth, the FS will also evaluate a lower capital option focused on enhancing the CIL plant only to potentially reduce the LOM AISC while improving the LOM NPV.

A technical report summarizing the PFS will be filed on SEDAR within 45 days of the date of this news release.

PFS HIGHLIGHTS

Project Economics and Key Parameters	
Mining Capacity	70.0 Mtpa
Carbon-in-leach (CIL) Milling Capacity	12.0 Mtpa
Heap Leach (HL) Processing Capacity	10.0 Mtpa
LOM Average Annual Gold Production (CIL, 8.5 years)	416,000 oz.
LOM Average Annual Gold Production (HL, 6.5 years)	72,000 oz.
LOM Average Annual Gold Production (8.5 years)	471,000 oz.
LOM Average Recovery Rate (CIL)	92.1%
LOM Average Recovery Rate (HL)	55.0%
Mine Life (2018-2026)	8.5 years
LOM Average Cash Costs (incl. Royalties)	$707/oz
LOM Average AISC	$946/oz
Average diluted grade CIL	1.17 g/t Au
Average diluted grade HL	0.43 g/t Au
Average LOM Strip Ratio (Remaining Pit)	2.34:1
Estimated Initial Capital Expenditure* (millions)	$155
Gold Price Assumption used in financial analysis	$1,275/oz

US$/C$ exchange rate of 1:1.25. US$/€ exchange rate of: 1:0.83
*Initial capital expenditures exclude fleet

MINERAL RESOURCES

The Mineral Resource estimate used as the basis for the study is summarized below.

Mineral Resources (100% Basis) – June 5, 2018			
Classification	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000)
Indicated	167,067	0.95	5,101
Inferred	20,994	0.88	595

Notes:
1. CIM Definition Standards were followed for classification of Mineral Resources.
2. Mineral Resources reported at a cut-off grade for Essakane main zone of 0.33 g/t Au for saprolite, 0.43 g/t Au for transition material and 0.30 g/t Au for fresh rock material. Cut-off grades for Falagountou are 0.36 g/t Au for saprolite, 0.46 g/t Au for transition material and 0.52 g/t Au for fresh rock material.
3. Mineral Resources do not include 2018 depletion.
4. Mineral Resources are constrained within a pit shell estimated using a long-term gold price of $1,500/oz and a US$/€ exchange rate of: 1:0.77 and a US$/CFA exchange rate of 1:0.00198.
5. Mineral Resources are inclusive of Reserves quoted below.
6. Mineral Resources are reported on a 100% basis.

MINERAL RESERVES

The tonnes, grades, and classification of the Mineral Reserves captured within the PFS mine plan are summarized below.

Process	Classification	Tonnes (000)	Grade (g/t Au)	Contained Ounces (000)
CIL	Proven	-	-	-
	Probable	88,146	1.26	3,581
	Stockpile	14,442	0.58	278
	Total CIL	102,588	1.17	3,859
Heap Leach	Proven	-	-	-
	Probable	58,209	0.42	790
	Stockpile	3,657	0.47	55
	Total Heap Leach	61,866	0.43	845
Total		164,454	0.89	4,704
Waste within Designed Pit		342,944		
Ore within Designed Pit		146,355		
Total Tonnage within Designed Pit		489,299		

Mineral Reserve (100% Basis) – June 5, 2018

Notes:
1. Reserves estimated assuming open pit mining methods.
2. Reserves are based on a gold price of $1,200/oz.
3. Average weighted CIL process recovery of 92.1% and Heap Leach process recovery of 55.0%.
4. Mining costs ($/t mined): $2.55/t. Processing costs: $12.36/t (CIL). Processing costs $3.13/t (HL). General and Administrative costs (includes refining cost) of $3.99/t for CIL only. Heap Leach bears no G&A costs.
5. Mineral Reserves are reported on a 100% basis.
6. Mineral Reserves do not include 2018 depletion.
7. Mineral reserves include material from Essakane main zone and Falagountou pits.

MINING AND PROCESSING

The PFS has identified the positive benefit of two extra mining phases to the existing Essakane main zone (EMZ) open pit mining operation combined with the addition of a heap leaching operation. The heap leaching operation would be run in parallel to the existing process plant. Dedicated primary (gyratory) and secondary (cone) crushing circuits, tertiary crushing using a high pressure grinding rolls (HPGR) unit, material handling and stacking conveyors, and a carbon in column (CIC) adsorption plant would be installed. Loaded carbon would be transported to the existing plant facilities for stripping and refining where minimal infrastructure upgrade would be required. Where possible, the specified equipment would be the same model as that used in the CIL plant to improve maintainability and to reduce parts inventories.

Additional major infrastructure included in the PFS are the leach pad, solution distribution and collection systems, solution ponds, camp upgrade and power generation capacity increase.

Remaining open pit mining includes approximately 343 Mt of waste and 146 Mt of ore over an 8.5-year-period of production mining. This volume of waste would decrease if in-pit inferred resources can be converted to CIL or Heap Leach ore through infill drilling. Stockpile reclaim would commence in 2020 until depletion at the end of the mine life. Maximum mining rate is 70 Mt per annum. The average mined grade is 0.94 g/t Au and the LOM stripping ratio is 2.34:1.

The average processed grade is 0.89 g/t (1.17 CIL and 0.43 HL).

FUTURE WORK

The PFS recommends the completion of a FS to validate and detail the elements of the development concept set out in the PFS, and would include additional infill and condemnation drilling, additional lab column testing, engineering studies and construction planning.

Environmental studies, resettlement action planning and permitting initiatives which have all been initiated during the PFS stage will also continue during the FS. Environmental and social baseline evaluation has been completed and a permit application is planned for the third quarter 2018.

The recommended FS work has already been initiated and is expected to be completed in the first quarter of 2019, using a 10 Mt per annum heap leaching processing rate. In addition, the FS will evaluate additional development alternatives, such as a gravity circuit upgrade and an increase in grinding capacity. This strategy aims to increase the throughput and recovery of the CIL and gravity circuits in parallel, in order to bring additional value to the processing plant.

QUALIFIED PERSONS

The 2018 Essakane Heap Leach PFS was prepared by IAMGOLD and Kappes, Cassiday & Associates, and incorporates the work of IAMGOLD and Kappes, Cassiday & Associates, SRK consulting, Soutex and GMining (QPs) (as defined under National Instrument 43-101). KCA's, SRK, Soutex and GMining Qualified Persons are independent of IAMGOLD and have reviewed and approved this news release. IAMGOLD Qualified Persons are not independent of IAMGOLD and have reviewed and approved this news release. The affiliation and areas of responsibility for each Qualified Person involved in preparing the 2018 Essakane Heap Leach PFS, upon which the technical report will be based, are:

IAMGOLD QPs

- V. Blanchet, Eng., Property description and location, accessibility, climate, local resources, infrastructure and physiography, history, geological setting and mineralization, deposit type, exploration, drilling, sample preparation and analysis and security, data verification, and mineral resource estimate
- P. Chabot, Eng., Mining method and mineral reserve estimate
- R. Beauprie, Eng., Recovery method – CIL, mineral processing and metallurgical testing - CIL
- D. Isabel, Eng., Environmental studies, permitting, and social or community impacts
- L-B Denoncourt, Eng., Infrastructure, market studies and contract, capital and operating cost estimate, financial evaluation, other relevant data and information

KCA QPs

- T. Manning, P. Eng., Mineral processing and metallurgical testing – Heap Leach, Recovery method – Heap Leach, Heap leach infrastructure, Heap leach operating costs

SRK QPs

- E. Saunders, P. Eng., Open pit mine stability, waste rock pile stability
- C.Scott, P. Eng., Heap leach stability

Soutex QPs

- E. Bouchard-Marchand, Eng., CIL plant upgrade (Strip circuit, carbon handling, refining)

GMining QPs

- R. Sirois, Eng., Falagountou deposit resource

The information in this news release was reviewed and approved by Lise Chénard, Eng., Director Mine Geology and Daniel Vallières, Eng., Director Technical Services. Both Ms. Chénard and Mr. Vallières work for IAMGOLD and are Qualified Persons as defined by National Instrument 43-101.

Forward-Looking Information

All Mineral Reserve and Mineral Resources estimates reported by the Company were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards (May 10, 2014). These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to:

  (i) the estimated amount and grade of Mineral Resources and Mineral Reserves;

  (ii) the PFS representing a viable development option for the Project;

  (iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods;

  (iv) the estimated amount of future production, both produced and metal recovered; and,

  (v) estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on IAMGOLD's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include:

  (i) the presence of and continuity of metals at the Essakane mine at estimated grades;

  (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results including the quantities of water and the quality of the water that must be diverted or treated during mining operations;

  (iii) the capacities and durability of various machinery and equipment;

  (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times;

  (v) currency exchange rates;

  (vi) metals sales prices and exchange rate assumed;

  (vii) appropriate discount rates applied to the cash flows in the economic analysis;

  (viii) tax rates and royalty rates applicable to the proposed mining operation;

  (ix) the availability of acceptable financing under assumed structure and costs;

  (x) anticipated mining losses and dilution;

(xi) metallurgical performance;

(xii) reasonable contingency requirements;

(xiii) success in realizing proposed operations;

(xiv) receipt of permits and other regulatory approvals on acceptable terms; and

(xv) the fulfillment of environmental assessment commitments and arrangements with local communities.

Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted; variations in rates of recovery and extraction; the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals; delays in stakeholder negotiations; changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; the effects of competition in the markets in which IAMGOLD operates; operational and infrastructure risks and the additional risks described in IAMGOLD's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2017 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at https://www.sec.gov/edgar/searchedgar/companysearch.html. IAMGOLD cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to IAMGOLD, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. IAMGOLD does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by IAMGOLD or on our behalf, except as required by law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Martin Dumont, Senior Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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